AB 3/18



13030987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 14 2013
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1851 Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford — Connecticut — 06102-5056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary C. Tebbetts (518) 479-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street — Harford — Connecticut — 06103-3404
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1851 Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Financial Office

Title

LAURA E. SANTINO
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2018



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1851 Securities, Inc.

(a wholly-owned subsidiary of PM Holdings, Inc.)
Financial Statements and Supplementary Schedule pursuant to Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2012


pwc

1851 Securities, Inc.

(a wholly-owned subsidiary of PM Holdings, Inc.)
Financial Statements and Supplementary Schedule pursuant to Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2012

1851 Securities, Inc.
Table of Contents



Report of Independent Auditors

To the Board of Directors
and Stockholder of 1851 Securities, Inc.:

We have audited the accompanying financial statements of 1851 Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, stockholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1851 Securities, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us


pwc

Emphasis of Matters

As discussed in Note 1 to the financial statements, the Company changed the manner in which it accounts for income taxes in 2012. Our opinion is not modified with respect to this matter.

As described in Note 1, the Company has significant transactions with its affiliates, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 13, 2013

1851 Securities, Inc.
Statement of Financial Condition as of December 31, 2012

	2012
Assets:	
Cash and cash equivalents	$ 1,500,012
12b-1 fees receivable from affiliate	933,700
Commission allowance receivable from affiliate	78,158
Federal income taxes receivable from affiliate	--
Prepaid regulatory expenses	28,426
Total assets	**$ 2,540,296**
Liabilities:	
Commission payable to third parties	$ 77,413
Taxes payable to affiliate	400
Payable to affiliate	962,871
Total liabilities	**1,040,684**
Stockholder's Equity:	
Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	4,625,468
Accumulated deficit	(3,125,857)
Total stockholder's equity	**1,499,612**
Total liabilities and stockholder's equity	**$ 2,540,296**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Operations for the Year Ended December 31, 2012

	2012
Revenues:	
12b-1 fees	$ 3,799,540
Commission allowance	9,676,507
Total revenues	**13,476,047**
Expenses:	
12b-1 expense	3,799,540
Commission expense	9,676,507
Allocated salary and other compensation	1,250,528
Regulatory fees	99,745
Other operating expenses	90,379
Total expenses	**14,916,699**
Loss before income taxes	**(1,440,652)**
Income tax expense	400
Net loss	**$ (1,441,052)**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2012

	2012
Common Stock:	
Balance, beginning of year	$ 1
Common shares issued	--
Balance, end of year	**$ 1**
Additional Paid-in Capital:	
Balance, beginning of year	$ 3,184,816
Capital contribution received from parent	1,440,652
Balance, end of year	**$ 4,625,468**
Accumulated Deficit:	
Balance, beginning of year	(1,627,979)
Cumulative effect of change in accounting principle	(56,826)
Net loss	(1,441,052)
Balance, end of year	**$ (3,125,857)**
Total Stockholder's Equity:	
Balance, beginning of year	$ 1,556,838
Cumulative effect of change in accounting principle	(56,826)
Change in stockholder's equity	(400)
Balance, end of year	**$ 1,499,612**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Cash Flows for the Year Ended December 31, 2012

	2012
Cash Flows from Operating Activities:	
Net loss	$ (1,441,052)
Adjustments to Reconcile Net Income to Net Cash Used for Operating Activities:	
Operating expenses paid by parent	1,440,652
Increase in 12b-1 fees receivable from affiliates	(1,083)
Increase in commission allowance receivable from affiliate	(49,846)
Increase in prepaid regulatory expenses	(15,464)
Increase in taxes payable from affiliate	400
Increase in commission payable to third parties	49,784
Increase in payable to affiliate	16,609
Cash used for operating activities	--
Cash Flows from Financing Activities:	
Capital contribution received from parent	--
Cash provided by financing activities	--
Net increase in cash and cash equivalents	--
Cash and cash equivalents, beginning of year	**1,500,012**
Cash and cash equivalents, end of year	**$ 1,500,012**

During the year ended December 31, 2012, the Company received no cash contributions but received $1,440,652 in non-cash contributions by PM Holdings, Inc. related to operating expenses paid on 1851 Securities Inc.'s behalf by PHL Variable Insurance Company in accordance with their expense agreement (see Footnote 2 for additional information on transactions with affiliates).

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

1851 Securities, Inc. ("1851" or the "Company") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly owned subsidiary of PM Holdings, Inc ("PM Holdings"). PM Holdings is a wholly-owned subsidiary of Phoenix Life Insurance Company ("PLIC"). PLIC is a wholly-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix"), a publicly traded company. 1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: PLIC, PHL Variable Insurance Company ("PHL Variable") and Phoenix Life and Annuity Company ("PLAC"). It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

1851 earns commission allowance based on contractual rates when the variable life or annuity product premium is funded and has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash and cash equivalents consist of short term deposits with an initial term of less than three months. At December 31, 2012, the Company maintains its cash balance in a single account at J.P. Morgan Chase Bank N.A.

Change in Method of Accounting for Income Taxes

For the year ended December 31, 2012, the Company elected to change its method of accounting for income taxes from the Benefits for Loss method to the Separate Return method. The Company considers the Separate Return method to be preferable as it allows shareholders to know the effect on income if the Company had not been eligible to be included in a consolidated income tax return with its affiliates which is consistent with the view expressed by the SEC in Staff Accounting Bulletin Topic 1B. The cumulative effect of applying the new method retrospectively is shown separately for Accumulated Deficit on the Statement of Stockholder's Equity.

The following financial statement line items for the year ended December 31, 2012 were affected by the change in accounting method as follows:

	Previous Method	Impact of Change in Method of Accounting	As Reported Dec 31, 2012
Statement of Financial Condition			
Federal income tax receivable	$ 139,104	$ (139,104)	$ --
Accumulated deficit	(2,986,753)	(139,104)	(3,125,857)
Total stockholder's equity	1,638,716	(139,104)	1,499,612
Statement of Operations			
Income tax (benefit) expense	(81,878)	82,278	400

	Previous Method	Impact of Change in Method of Accounting	As Reported Dec 31, 2012
Statement of Cash Flows			
Net loss	$ (1,358,774)	$ (82,278)	$ (1,441,052)
Decrease in federal income tax receivable from affiliate	(82,278)	82,278	--

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by Phoenix. The Company records income tax expense or benefit in accordance with the Separate Return method. Under this method federal income taxes are allocated as if they had been calculated on a separate company basis. Settlement of the income tax expense or benefit accrued is governed by the expense agreement between 1851 and PHL Variable. To the extent that actual cash settlement for a given year differed from the amount computed for the year under the Separate Return method, those differences were recorded as either a contribution to capital or as a distribution. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting basis and tax reporting basis for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on our assessment of the realizability of such amounts. This assessment is done on a Separate Return approach.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives compensation from affiliates for commission expenses incurred by 1851. Commission allowances are recognized at the same time the expense is incurred on the books of 1851.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Transactions with Affiliates

1851 has an expense agreement dated August 15, 2010 as amended, as of January 1, 2012, with an affiliate, PHL Variable. Under the terms of the expense sharing agreement, PHL Variable agreed to pay all operating expenses on the Company's behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e., income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $1,440,652 in operating expenses for the year ended December 31, 2012, all of which were paid on 1851's behalf by PHL Variable in accordance with the expense agreement. Payment of these expenses by PHL Variable is reflected as a capital contribution from 1851's parent company, PM Holdings, within additional paid-in capital. Such expenses may not represent the amount that 1851 would report if such relationship would not exist.

Per the August 15, 2010 expense agreement as amended, as of January 1, 2012, 1851 shall also pay an administrative expense to PHL Variable in an amount equal to the revenues of the 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse PHL Variable for the difference. 1851 incurred administrative expenses of $3,799,540 in 12b-1 fees and $9,676,507 in commissions expense to third parties during the year ended December 31, 2012.

Saybrus Equity Services, Inc., a majority-owned subsidiary of Phoenix, acts as the exclusive distributor for variable and fixed insurance products issued by PHL Variable with retail firms and insurance agencies. As these wholesaling services include variable products, 1851 is a party to this agreement. Commission allowance and commission expense incurred for Saybrus for the year ended December 31, 2012 was $10,656.

1851 performs underwriting services for PLIC, PHL Variable and PLAC, all wholly-owned subsidiaries of Phoenix. Commission income earned from these affiliates during the year ended December 31, 2012 was $9,676,507.

The Company has no employees.

3. Regulatory Matters

Net Capital Requirement

1851 is classified as a 'limited purpose' securities broker and dealer by FINRA. As such the firm is subject to the SEC Uniform Net Capital Rule, which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's Net Capital exceeded this minimum throughout 2012.

At December 31, 2012, 1851 had net capital of $459,328 and a Net Capital requirement of $69,379 as defined by Rule 15c3-1. Rule 15c3-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. At December 31, 2012, 1851 had an aggregate indebtedness to Net Capital ratio of 2.27 to 1.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1)(i) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers. The Company's capital exceeded this minimum throughout 2012.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Security Investors Protection Corporation ("SIPC") under section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2012, 1851 was in compliance with the conditions of this exemption.

4. Commitments and Contingencies

1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

5. Income Taxes

The components of the state income tax expense for the period ended December 31 were as follows:

	2012
Current	$ 400
Deferred	--
Total income tax expense	**$ 400**

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2012
Statutory rate	35.0%
Valuation allowance	(35.0%)
Other	(0.0%)
Effective income tax rate	**0.0%**

The following summarizes the federal deferred income taxes for the period ended December 31:

	2012
Deferred Tax Assets	
Federal net operating loss carryforward	$ 1,094,050
State net operating loss carryforward	125,597
Gross deferred tax assets	1,219,647
Less valuation allowance	(1,219,647)
Net deferred tax asset	**$ --**

As part of the consolidated Federal return, 1851 has federal net operating loss carryforwards of $3,125,857 scheduled to expire between 2030 and 2032. As part of the combined Connecticut return, 1851 has state net operating loss carryforwards of $1,674,627 scheduled to expire between 2030 and 2031. The amounts noted above are reported on a Separate Return method and are not reduced for attributes that have been utilized in Phoenix's consolidated returns. Through 2012, Phoenix utilized $412,142 of federal attributes and $187,985 of state attributes in the respective consolidated returns.

As of December 31, 2012, the Company performed its assessment of deferred tax assets. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against the Company's deferred tax assets. Based on this assessment, the Company has determined that it is not likely that the Company will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $1,219,647 of gross deferred tax assets at December 31, 2012. This is an increase of $649,071 from the year ended December 31, 2011. The amount of the valuation allowance has been determined based on the Company's estimates of taxable income over the periods in which the deferred tax assets are expected to reverse.

As of December 31, 2012, 1851 does not have an asset for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the period ended December 31, 2012.

6. Subsequent Events

The Company evaluated events subsequent to December 31, 2012 and through March 13, 2013, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to our financial statements.

1851 Securities, Inc.
Schedule I

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2012

	2012
Net capital	
Total stockholder's equity	$ 1,499,612
Deduct assets not allowable for net capital	
12b-1 fees receivable from affiliate	933,700
Commission allowance receivable from affiliate	78,158
Prepaid regulatory expenses	28,426
Total deductions from net capital	1,040,284
Net capital before specific reduction in the market value of securities	459,328
Less securities haircuts pursuant to Rule 15c3-1	--
Net capital	$ 459,328
Aggregate indebtedness	
Items included in statement of financial condition	
Commission payable to third parties	$ 77,413
Taxes payable from affiliate	400
Payable to affiliate	962,871
Total aggregate indebtedness	$ 1,040,684
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 69,379
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 69,379
Excess in net capital	$ 389,949
Ratio: aggregate indebtedness to net capital	2.27 to 1

Reconciliation with Company's Computation of Net Capital On Form X-17-5 as of December 31, 2012

Net capital, as reported in Company's Part IIA Focus Report	$ 459,328
Adjustments:	
Federal income tax receivable from affiliate	(139,698)
Non-allowable assets	139,698
Net capital, per December 31, 2012 audited report, as filed	$ 459,328



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors
and Stockholder of 1851 Securities, Inc.:

In planning and performing our audit of the financial statements of 1851 Securities, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of 1851 Securities, Inc., as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated March 13, 2013. The Company did not maintain effective controls over the validity and accuracy of commission revenue and commission expense. Specifically, the Company's controls failed to properly identify the incorrect calculation and overpayment of commissions relating to two of its variable products for the period from the inception of the company to December 31, 2012. Accordingly, we have concluded that this deficiency in internal control constitutes a material weakness as of December 31, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we do not believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 13, 2013

SIPC-3 2012

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] CCO 1/4/2012
Authorized Signature/Title Date

8-

8-068495 FINRA DEC 9/7/2010
1851 SECURITIES INC
ONE AMERICAN ROW
HARTFORD , CT 06102

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2012

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2012** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.


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